================================================================================

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the Month of AUGUST 2003

                        MERCURY PARTNERS & COMPANY INC.
             (Exact Name of Registrant as specified in its charter)

    SUITE 613, 375 WATER STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6B 5C6
                                 (604) 689-7565
              (Address and telephone number of Registrant's office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      [X]  Form 20-F          [ ]  Form 40-F


Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                --------

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                --------

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes             No   X
                          ------         ------

If "Yes" is marked, indicate below the file number assigned to the Registrant in
connection  with  Rule  12g3-2(b):  82-                .
                                       ----------------

================================================================================

                               [GRAPHIC OMMITTED]





                              Second Quarter Report
                                  June 30, 2003





Mercury Partners & Company Inc. is a publicly traded financial service company engaging in merchant banking and private equity activities with operations in Canada and the United States. Mercury's investment objective is to acquire influential ownership in companies and through direct involvement bring about the change required to realize the strategic value of the companies it invests in.

Mercury's shares are quoted on the NASD OTC Bulletin Board in the United States under the symbol "MYPIF" and on the TSX Venture Exchange, in U.S. dollars under the symbol "MYP.U".

Press releases and other financial information can be accessed through the Internet at or by writing to:

                          Office of Corporate Relations
                         Mercury Partners & Company Inc.
                           PO Box 28051 Harbour Centre
                           Vancouver, British Columbia
                                     V6B 5L8


                                 www.mercury.ca

SCHEDULE  A:     FINANCIAL  INFORMATION


                         MERCURY PARTNERS & COMPANY INC.
                      UNAUDITED CONSOLIDATED BALANCE SHEETS
                           (Expressed in U.S. dollars)


                                                        JUNE 30,         DECEMBER 31,
                                                          2003             2002 (1)
                                                     --------------   ------------------
ASSETS
  CURRENT
    Cash and cash equivalents                          $   446,395      $     656,580
    Marketable securities (Note 3)                           4,447             14,629
    Loans, notes and receivables (Note 4)                   49,419             51,001
                                                       -----------      -------------
                                                           500,261            722,210

LONG-TERM INVESTMENTS (Note 5)                           1,654,528          1,532,867
CAPITAL ASSETS                                              14,135             14,641
                                                       -----------      -------------
                                                       $ 2,168,924      $   2,269,718
                                                       ===========      =============

LIABILITIES AND SHAREHOLDERS' EQUITY
  CURRENT
    Accounts payable and accrued liabilities           $   125,842      $     123,067
    Due to related party                                         -             18,714
                                                       -----------      -------------
                                                           125,842            141,781
                                                       -----------      -------------
SHAREHOLDERS' EQUITY
  Capital stock
    Authorized - Unlimited number of common shares
    Issued and outstanding - 8,183,733 common shares     3,456,139          3,456,139
  Additional paid-in capital                               971,859            971,859
  Less: Treasury stock - 2,250,219 common shares        (1,294,050)        (1,294,050)
  Deficit                                               (1,090,866)        (1,006,011)
                                                       -----------      -------------
                                                         2,043,082          2,127,937
                                                       -----------      -------------
                                                       $ 2,168,924      $   2,269,718
                                                       ===========      =============


The accompanying notes are an integral part of these consolidated financial statements.

(1) Audited

                         MERCURY PARTNERS & COMPANY INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                           (Expressed in U.S. dollars)


                                                SIX MONTHS ENDED                  THREE MONTHS ENDED
                                                    JUNE 30,                            JUNE 30,
                                         -----------------------------      ----------------------------
                                            2003              2002             2003              2002
                                         -----------       -----------      -----------     ------------
REVENUE                                  $    57,692       $   259,176      $    42,929     $    221,944

EXPENSES
 General and administrative expenses
        (Note 6)                             124,413            47,206          110,415           34,764
 Directors and management fees                 3,529                 -            3,529                -
 Interest expense                                 11               168                -           (2,787)
                                         -----------       -----------      -----------     ------------
                                             127,953            47,374          113,944           31,977
                                         -----------       -----------       ----------     ------------
Income (loss) before other items             (70,261)          211,802          (71,015)         189,967

OTHER ITEMS
  Equity loss                                (14,594)                -           (9,908)               -
                                         -----------       -----------       ----------     ------------

NET INCOME (LOSS) FOR THE PERIOD             (84,855)          211,802          (80,923)         189,967

Deficit, beginning of the period          (1,006,011)         (632,972)      (1,009,943)        (611,137)
                                         -----------       -----------      -----------     ------------
Deficit, end of the period               $(1,090,866)      $  (421,170)     $(1,090,866)    $   (421,170)
                                         ===========       ===========      ===========     ============
Basic and diluted earnings (loss)
 per share                               $     (0.01)      $      0.04      $     (0.01)    $       0.03
                                         ===========       ===========      ===========     ============
Weighted average number of common
    shares outstanding                     5,933,514         5,933,514        5,933,514        5,933,514
                                         ===========       ===========      ===========     ============


The accompanying notes are an integral part of these consolidated financial statements.

                         MERCURY PARTNERS & COMPANY INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           (Expressed in U.S. dollars)


                                                             SIX MONTHS ENDED                  THREE MONTHS ENDED
                                                                 JUNE 30,                            JUNE 30,
                                                       ---------------------------        ----------------------------
                                                          2003             2002              2003              2002
                                                       ----------       ----------        ----------        ----------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income (loss) for the period                      $ (84,855)       $ 211,802         $ (80,923)        $ 189,967
 Items not affecting cash:
   Amortization                                              532            3,029               266             1,514
   Equity loss                                            14,594                -             9,908                 -

 Changes in current assets and current liabilities:
   (Increase) decrease in marketable securities           10,182           25,736             5,354          (354,273)
   Increase (decrease) in securities sold short                -          (44,443)                -                 -
   Increase (decrease) in accounts payable                 2,783          (47,906)           99,717            30,803
   Increase due to/from related party                     (4,720)            (883)               (9)             (237)
   Increase (decrease) in loans payable                        -                -                 -           (50,149)
                                                       ---------        ---------         ---------         ---------
Net cash provided by (used in) operating activities      (61,484)         147,335            34,313          (182,375)
                                                       ---------        ---------         ---------         ---------


CASH FLOWS FROM INVESTING ACTIVITIES
 (Acquisition) disposal of capital assets, net                 -               89                 -                89
 (Acquisition) disposal of long-term investments        (136,258)        (580,380)          (11,617)          566,687
 Loans, notes and receivables                            (12,443)         590,602             6,774             2,701
                                                       ---------        ---------         ---------         ---------
Net cash provided by (used in) investing activities     (148,701)          10,311            (4,843)          569,477
                                                       ---------        ---------         ---------         ---------

CASH FLOWS FROM FINANCING ACTIVITIES
 Issuance of share capital, net of issue costs                 -             (756)                -                 -
Net cash provided by (used in) financing activities            -             (756)                -                 -
                                                       ---------        ---------         ---------         ---------

Increase (decrease) in cash and equivalents             (210,185)         156,890            29,470           387,102
Cash and cash equivalents, beginning of the period       656,580          301,383           416,925            71,171
                                                       ---------        ---------         ---------         ---------
CASH AND CASH EQUIVALENTS, END OF THE PERIOD           $ 446,395        $ 458,273         $ 446,395         $ 458,273
                                                       =========        =========         =========         =========


The accompanying notes are an integral part of these consolidated financial statements.

SCHEDULE  B:     SUPPLEMENTARY  INFORMATION


                         MERCURY PARTNERS & COMPANY INC.
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

These interim consolidated financial statements should be read in conjunction with Mercury Partners & Company Inc.'s (the "Company") most recent annual consolidated financial statements.


1.     BASIS  OF  PRESENTATION

The consolidated financial statements contained herein include the accounts of the Company and its wholly-owned subsidiaries.

The interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim consolidated financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Certain reclassifications have been made to the prior period financial statements to conform to the current period presentation.

2.     ORGANIZATION  AND  OPERATIONS

The Company is organized under the Business Corporations Act (Yukon). The Company currently operates in the financial services industry, engaging in private equity and merchant banking, consulting activities and asset-based commercial lending.

3.     MARKETABLE  SECURITIES


                                         June 30, 2003             December 31, 2002
                                  -------------------------------------------------------------
                                  Fair Value         Cost        Fair Value            Cost
                                  ----------         ----        ----------            ----
Fixed Income Securities
   Canadian Bonds and Debentures  $       -          $     -     $       -             $     -
                                  -------------------------------------------------------------
Variable Income Securities
   Publicly Traded Securities
      Canadian                       56,732            4,447        93,908              14,629
      American                            -                -             -                   -
                                  -------------------------------------------------------------
                                     56,732            4,447        93,908              14,629
                                  -------------------------------------------------------------
   Private Companies
      Canadian                            -                -             -                   -
      American                            -                -             -                   -
                                  -------------------------------------------------------------
                                          -                -             -                   -
                                  -------------------------------------------------------------
Total Variable Income Securities     56,732            4,447        93,908              14,629
                                  -------------------------------------------------------------
Total Marketable Securities       $  56,732          $ 4,447     $  93,908             $14,629



4.     LOANS, NOTES AND RECEIVABLES

                                           June 30, 2003                    Dec. 31, 2002
                                       ------------------------------------------------------

Loans and notes receivable             $      42,669                       $      33,346
Receivables                                    6,750                              17,655
                                       -------------------------------------------------------
Total                                  $      49,419                       $      51,001
                                       =======================================================



5.     LONG-TERM INVESTMENTS

                                         June 30, 2003             December 31, 2002
                                  --------------------------------------------------------------
                                  Fair Value         Cost        Fair Value            Cost
                                  ----------         ----        ----------            ----
Fixed Income Securities
   Canadian Bonds or Debentures   $        -       $       -     $       -            $     -

Variable Income Securities
   Publicly Traded Securities
      Canadian                       834,412        1,654,528       839,379            1,532,867
      American                            -                 -             -                    -
                                  ----------------------------------------------------------------
                                     834,412        1,654,528       839,379            1,532,867
                                  ------------------  ----------------------  --------  ----------
   Private Companies
      Canadian                            -                -             -                     -
      American                            -                -             -                     -
                                  ----------------------------------------------------------------
                                          -                -             -                     -
                                  ----------------------------------------------------------------
Total Variable Income Securities     834,412        1,654,528       839,379             1,532,867
                                  ----------------------------------------------------------------
Total Long-term Investments       $  834,412       $1,654,528    $  839,379            $1,532,867

                                        June 30, 2003            Dec. 31, 2002
                                  ---------------------------------------------------
Investments carried at cost       $    1,088,468                 $    972,318
Investments carried at equity            566,060                      560,549
                                  ---------------------------------------------------
Total                             $    1,654,528                 $    1,532,867
                                  ===================================================


For the six months ended June 30, 2003, the Company recorded an equity loss of $14,594 for its 19.89% ownership in North Group Limited.

6.     GENERAL  AND  ADMINISTRATIVE  EXPENSES

For the six months ended June 30, general and administrative expenses were comprised of the following:

                                           June 30, 2003           June 30, 2002
                                           -------------------------------------
Administration  office  and  travel        $   1,782               $   3,248
Amortization                                     532                   3,029
Consulting  fees,  salaries  and
  employee  benefits                          37,486                  11,418
Foreign  exchange                            (70,960)                (16,779)
Non-recoverable  GST                         113,521                       -
Professional  fees                            32,491                  40,535
Regulatory,  transfer  agent  and
  shareholder  communications                  9,561                   5,755
                                           -------------------------------------
Total                                      $ 124,413               $  47,206
                                           =====================================

7.     CAPITAL  STOCK

                                        Number of shares        $ Amount
                                        ------------------------------------
Issued  and  Outstanding
  -  December  31,  2002                 8,183,733              $ 3,456,139
Less:  Treasury Stock
  - December 31, 2002                   (2,250,219)              (1,294,050)
                                        ------------------------------------
Balance  June 30, 2003 and
  December 31, 2002                      5,933,514              $ 2,162,089
                                        ------------------------------------

8.     EARNINGS  (LOSS)  PER  SHARE

The weighted average number of common shares outstanding used in determining earnings (loss) per share amounts was 5,933,514.

9.     SUMMARY  OF  SECURITIES  ISSUED  AND  OPTIONS  GRANTED  DURING THE PERIOD

During the years ended December 31, 2002, 2001 and 2000 and the six months ended June 30, 2003, no stock options were granted, exercised, forfeited or cancelled, nor does the Company have any common shares held in escrow or subject to any pooling agreements. The following is a summary of the status of stock options outstanding as at June 30, 2003:

          Outstanding  Options                          Exercisable  Options
--------------------------------------------------------------------------------
                          Weighted Average      Weighted                Weighted
                          Remaining             Average                 Average
Exercise     Number       Contractual           Exercise     Number     Exercise
Price        of Shares    Life (Years)          Price        of Shares  Price
--------------------------------------------------------------------------------
$1.25        120,000           2                $1.25        120,000    $1.25
================================================================================

10.     RELATED  PARTY  TRANSACTION

For the six months ended June 30, 2003, the Company did not enter into any related party transactions.

SCHEDULE  C:     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                 RESULTS  OF  OPERATIONS

The following discussion and analysis of the financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements and related notes included in this quarterly report. The Company's financial statements included herein were prepared in accordance with Canadian and United States GAAP and are expressed in U.S. dollars. The Company has not entered into any investor relations arrangements or contracts or engaged in any form of investor relations activities during the period.

FORWARD-LOOKING  STATEMENTS
Statements in this financial report, to the extent that they are not based on historical events, constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements appear in a number of different places in this report and include statements regarding the intent, belief or current expectations of the Company and its directors or officers, primarily with respect to the future market size and future operating performance of the Company and its subsidiaries. Forward-looking statements include, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans. Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements. Investors are advised that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to the Company or persons acting on its behalf.

EXCHANGE  RATES
In this financial report, unless otherwise specified, all monetary amounts are expressed in U.S. dollars.

LIQUIDITY  AND  CAPITAL  RESOURCES
At June 30, 2003, the Company's readily available cash and cash equivalents totaled $446,395 while additional sources of liquidity included $4,447 in marketable securities and $49,419 of loans, notes and other receivables. The Company's accounting policy is to report the value of marketable securities at the lower of cost or market at the time of the financial reporting period. The market value of marketable securities as of June 30, 2003 was $56,732. Total current assets as of June 30, 2003 were $500,261 compared to $722,210 as of December 31, 2002

The Company's long-term assets totaled $1,654,528 as of June 30, 2003, and included meaningful equity ownership percentages in North Group Limited and Cybersurf Corp. ("Cybersurf"), both of which trade on the TSX Venture Exchange. The Company continues to seek representation on the board of Cybersurf as the current management of Cybersurf has failed to turn around the operations of the Company as represented at the last annual general meeting held on November 28, 2002. Accordingly, the Company plans to nominate its slate of directors at Cybersurf's next annual general meeting to be held on December 16, 2003. Total assets of the Company as at June 30, 2003 were $2,168,924 compared to $2,269,718 at December 31, 2002.

Accounts payables and accrued liabilities for the quarter ending June 30, 2003 were $125,842 compared to $123,067 as at December 31, 2002.

OPERATING  RESULTS

For the three month period ending June 30, 2003, the Company reported revenues of $42,929 and expenses of $113,944 resulting in a loss of $80,923 after accounting for the equity loss of $9,908 from North Group Limited. The Company reported revenues of $221,944 and expenses of $31,977, resulting in a profit of $189,967 for the comparative three month period ending June 30, 2002. During the current quarter, the Canadian Customs and Revenue Agency ("CCRA") audited the Company's Goods and Services Tax ("GST") filings and based on a reclassification of the Company's commercial activities assessed that the Company owed $113,521 in GST. The Company reported the CCRA GST assessment during the quarter, however, the Company disagrees with the CCRA's assessment and has filed a Notice of Objection to recover the paid amount. Excluding the CCRA GST assessment, general and administrative costs were $10,892 for the six month period ending June 30, 2003 and included consulting fees, salaries and employee benefits of $37,486, professional fees of $32,491, regulatory, transfer agent and shareholder communication costs of $9,531 and foreign exchange translation from Canadian to U.S. dollars of ($70,960). The volatility of the U.S. dollar in comparison to the Canadian dollar over the past year resulted in the significant currency exchange during the six month period. Basic and diluted earnings per common share were ($0.01) and $0.03 for both the three month periods ending June 30, 2003 and 2002, respectively.

Realized investment gains or losses may fluctuate significantly from period to period, with a meaningful effect upon the Company's consolidated net earnings. However, the amount of realized investment gain or loss for any given period has no predictive value, and variations in amount from period to period have no practical analytical value.


                                    *   *   *

                         MERCURY PARTNERS & COMPANY INC.

                                 BC FORM 51-901F
                          QUARTERLY AND YEAR END REPORT
                   Incorporated as part of Schedules A, B & C

                                    *   *   *

ISSUER  DETAILS:

   Name  of  Issuer:                 MERCURY  PARTNERS  &  COMPANY  INC.
   Issuer  Address:                  Ste.  613,  375  Water  Street
                                     Vancouver,  British  Columbia  V6B  5C6
   Issuer  Telephone  Number:        (604)  689-7565
   Contact  Name:                    Tom  S.  Kusumoto
   Contact  Position:                President
   Contact  Telephone  Number:       (604)  689-7533
   For  the  Quarter  Ended:         June  30,  2003
   Date  of  Report:                 August  1,  2003

                                   CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

      /s/  Tom  S.  Kusumoto                 /s/  Tian  Kusumoto
     -------------------------               ------------------------
     Tom  S.  Kusumoto                       Tian  Kusumoto
     President                               Secretary
     Mercury  Partners  &  Company  Inc.     Mercury  Partners  &  Company  Inc.
     August  1,  2003                        August  1,  2003

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Registrant:          MERCURY  PARTNERS  &  COMPANY  INC.
                     -----------------------------------

By:                  /s/  Tom  S.  Kusumoto
                     -----------------------------------
                     TOM  S.  KUSUMOTO,  PRESIDENT

Date:                August  25,  2003
                     -----------------------------------